Exhibit 2

Immediate Release	18 June 2012

WPP PLC (“WPP”)

Ogilvy & Mather acquires stake in Istropolitana Group,

a full service advertising agency group in the Slovak Republic

WPP announces that its wholly-owned operating company Ogilvy & Mather, the global marketing communications group, has acquired a minority stake in Communication Group, A.S., the holding company for the Istropolitana group of companies, in the Slovak Republic (“Istropolitana”).

Founded in 1992 and headquartered in Bratislava, Istropolitana is a full service advertising agency comprising a number of separate businesses. The group employs 95 people and major clients include Heineken, Slovak Telecom and VUB Banka.

Istropolitana’s consolidated unaudited revenues for the year ended 31 December 2011 were €4.509 million, with gross assets of €3.672 million.

This investment continues WPP’s strategy of developing its services in fast growing and important markets and sectors. WPP companies, including associates, employ almost 6,000 people across the CEE region with revenues of approximately US$600 million, underlining its leading position in the marketing services sector in this important region.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204